ARKSON NUTRACEUTICALS CORP.
c/o First Surgical Partners, L.L.C.
411 First Street
Bellaire, Texas  77401

February 15, 2011

Ms. Erin R. Wilson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Arkson Nutraceuticals Corp. Form 8-K Filed January 6, 2011 File No. 000-52458

Ms. Wilson:

As discussed, we hereby agree to file a response to your comment letter no later than February 26, 2011, which is an additional ten (10) days after your initial request to file by February 16, 2011.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you for your patience with this matter.

Very truly yours, /s/Don Knight Don Knight, VP - Finance